SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C.  20549

                                 FORM 11-K



           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1996 Commission File
Number

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Atlantic Electric 401(K) Savings and Investment Plan - B
     6801 Black Horse Pike
     Egg Harbor Twp., N.J.  08234-4130

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


     Custom Stable Value Fund           Equity Index Fund
     T. Rowe Price, Inc.                T. Rowe Price, Inc.
     100 East Pratt Street              100 East Pratt Street
     Baltimore, MD  21202               Baltimore, MD  21202

     Equity Income Fund                 Spectrum Growth Fund
     T. Rowe Price, Inc.                T. Rowe Price, Inc.
     100 East Pratt Street              100 East Pratt Street
     Baltimore, MD  21202               Baltimore, MD  21202

     International Stock Fund           Atlantic Energy, Inc. Common Stock
     T. Rowe Price, Inc.                Atlantic Energy, Inc.
     100 East Pratt Street              6801 Black Horse Pike
     Baltimore, MD  21202               Egg Harbor Twp., NJ   08234-4130














TABLE OF CONTENTS

                                                         Page

Independent Auditors' Report                                2

Atlantic Electric
  401(K) Savings and Investment Plan - B

Financial Statements as of December 31, 1996 and 1995
  and For The Year Ended December 31, 1996:
  Statements of Net Assets Available for Benefits           3
  Statement of Changes in Net Assets
     Available for Benefits                                 4
  Notes to Financial Statements                             5
Supplemental Schedules:
   I: Schedule of Reportable Transactions -
            Form 5500, Item 27d                            15
  II: Schedule of Assets Held for Investment
     Purposes, December 31, 1996 - Form 5500, Item 27a     16







                             *****

INDEPENDENT AUDITORS' REPORT

Atlantic Electric
  401(K) Savings and Investment Plan - B

We have audited the accompanying statements of net assets available for benefits of Atlantic Electric 401(K) Savings and Investment Plan-B as of December 31, 1996 and 1995 and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements, present fairly, in all material respects, the net assets available for benefits of Atlantic Electric 401(k) Savings and Investment Plan-B as of December 31, 1996 and 1995, and changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Parsippany, New Jersey
June 26, 1997




ATLANTIC ELECTRIC
  401(K) SAVINGS AND INVESTMENT PLAN - B

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996 AND 1995


ASSETS                                      1996            1995

Investments at fair value:
  Common Collective Trust               $12,784,415   $13,858,871
  Mutual fund accounts                   14,009,030     8,697,433
  Participant Loans                       1,072,374       654,692
  Atlantic Energy, Inc. Common Stock         79,922         -0-


Contributions receivable:
  Atlantic City Electric Company             14,726        13,444
  Participants                               41,068        36,690

NET ASSETS AVAILABLE FOR BENEFITS       $28,001,535   $23,261,130







See notes to financial statements.

ATLANTIC ELECTRIC
  401(K) SAVINGS AND INVESTMENT PLAN - B


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996


                                            1996
Additions to assets:
  Investment income:
    Interest - GIC                     $    802,305
    Interest - Participant Loans             71,817
    Dividends                               709,430
    Net appreciation
      of investments                      1,499,869

                                          3,083,421

  Contributions:
    Participants'                         2,024,990
    Employers'                              729,779

                                          2,754,769

    Total additions                       5,838,190

Deductions from Assets:
  Benefits paid to participants           1,093,735
  Administrative Fees                         4,050
      Total deductions                    1,097,785

Increase in net assets
  available for benefits                  4,740,405

Net assets available for benefits,
  at beginning of year                   23,261,130

Net assets available for benefits,
  at end of year                        $28,001,535


See notes to financial statements.

ATLANTIC ELECTRIC
  401(K) SAVINGS AND INVESTMENT PLAN - B

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995



1.  SIGNIFICANT ACCOUNTING POLICIES

Plan Description

The Atlantic Electric 401(K) Savings and Investment Plan - B (the "Plan") is a defined contribution savings plan designed to comply with the requirements of the Employee Retirement Income Security Act of 1974 and with the requirements for qualifications under
Section 401(k) of the Internal Revenue Code. The Plan is administered by the Benefits/Trusts Investment Committee appointed by the Board of Directors of Atlantic Energy, Inc., parent holding Company of Atlantic City Electric Company. Employee contributions to the Plan are remitted to T. Rowe Price Trust Company and invested as directed by Plan participants. Employer contributions are invested in the Custom Stable Value Fund Common Collective Trust.

All full-time bargaining unit employees of the Atlantic City Electric Company and its wholly-owned subsidiary, Deepwater Operating Company (together referred to as the "Company"), are eligible to participate in the Plan. Additionally, any Employee who is not a regular full time employee shall be eligible to participate upon completion of 1000 hours of service. Employees may contribute up to 10% of base pay. Upon enrollment in the Plan, a participant may direct employee contributions in any of six investment options. Options available to the employee are the Custom Stable Value Fund, Atlantic Energy, Inc. Common Stock (effective January 1, 1996), Equity Index Fund, Equity Income Fund, International Stock Fund, and Spectrum Growth Fund. The tax savings portion of participant contributions (up to 6% of an employee's base pay) is matched by the Company at a rate of 50% not to exceed 3% of the Employee's compensation. Federal Income taxes on these contributions and the related income are deferred until withdrawn. Benefits from the tax savings portion of the Plan can be withdrawn upon the attainment of age 59 1/2, retirement, separation from service, death or in special financial hardship situations. In addition, employees may contribute up to an additional 10% of base pay on an after-tax basis to the supplemental savings portion of the Plan, which also earns income that is not subject to Federal income tax until withdrawn. These contributions may be withdrawn once a quarter subject to the provisions of the Internal Revenue Code.



Tax Status

The Plan obtained its latest determination letter on March 23, 1995, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Participant Accounts

Participants' contributions are recorded in the period of the related payroll deductions. The Company's matching contributions are recorded in the period of the related participants' contributions. Income is recorded as earned. Distributions to participants are recorded in the period in which distributions are made. Participants are fully vested in employee and employer contributions in their respective accounts at all times.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time subject to the provisions of ERISA. In the event of Plan termination, participants remain 100 percent vested in their accounts.

Administration Costs

Certain professional fees and administrative expenses incurred in connection with the Plan are paid by the Company. The facilities of the Company are used by the Plan at no charge. Loan processing fees are paid by the participants and deducted from Plan assets.

Participant Loans Receivable

The Plan began to make Participant loans effective April 1, 1995. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer from the investment fund to the participant Loan fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. The interest rate for 1996 and 1995 was 9%. Principal and interest is paid ratably through weekly payroll deductions.


Investments


The investment options available to plan participants have the following objectives:

    (i) Custom Stable Value Fund - to provide principal stability and a high level of monthly income;

    (ii) Equity Income Fund - to provide substantial dividend income and secondarily, long-term capital appreciations;

    (iii) Equity Index Fund - to match the performance of the Standard & Poor's Stock Index;

    (iv) International Stock Fund - to provide the diversifications of an international fund as well as the opportunity for long-term capital growth;

    (v) Spectrum Growth Fund - to provide long-term growth of capital;

    (vi) Atlantic Energy Company Stock - to provide maximum capital appreciation and dividend income form Atlantic Energy
            Common Shares.


The investments in Mutual Funds are stated at fair value as determined by quoted market prices. The investments in the Common Collective Trust are stated at contract value (which approximates fair value) which is the aggregate of contributions and income earned on such contributions, less participants' withdrawals.

The following table represents the fair value of investments by issuer comprising 5 percent or more of the Plan's assets:


                                               December 31,
Investments at Fair Value:                1996           1995

Custom Stable Value Fund              $12,784,415     $13,858,871
Equity Index Fund                       4,878,462       2,935,161
Equity Income Fund                      7,501,536       4,923,465
                                      $25,164,413     $21,717,497

The net appreciation in fair value of each significant type of investment is as follows:

                                                 December 31,
                                          1996           1995

Custom Stable Value Fund               $   -0-        $   -0-
Equity Index Fund                        $651,264       $583,191
Equity Income Fund                        724,012        843,308
                                       $1,375,276     $1,426,499

The Custom Stable Value Fund invests funds in various term guaranteed insurance contracts and maintains a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contract.

For the years ended December 31, 1996 and 1995 the guaranteed insurance contracts of the Custom Stable Value Fund, in aggregate, had an average yield of 6.36% and 6.31% respectively.

At December 31, 1996 and 1995, the fund had a weighted average crediting interest rate of 6.93% and 6.77%, respectively.

Distributions

At December 31, 1996 and 1995, there were no benefits payable to plan participants.


2.  PARTICIPANT-DIRECTED INVESTMENT FUNDS AS OF DECEMBER 31, 1996 AND 1995

Net assets available for plan benefits, and changes therein, are presented below for each participant-directed investment fund for the year ended December 31, 1996:

                                                   (In Dollars)

Net Assets available for Plan Benefits as of December 31, 1996
                         Custom Stable         Equity         Equity           Spectrum
                           Value Fund        Index Fund      Income Fund       Growth Fund
Investments
  Common Collective
    Trust                  $12,784,415        $                 $              $
  Mutual Fund
    Accounts                                   4,878,462         7,501,536            1,172,193
  Atlantic Energy, Inc.
    Common Stock

Contributions Receivable
  Employee                      13,920             9,940            13,337           2,739
  Employer                      14,726

Participant Loans           __________         _________         _________       _________

Net Assets Available       $12,813,061        $4,888,402        $7,514,873      $1,174,932
   for Plan Benefits

Net Asset available for Plan Benefits as of December 31, 1996 (continued)

                                  Int'l           Loan       Atlantic Energy
                               Stock Fund         Fund Stock             Total
Investments
  Common Collective
    Trust                  $               $                 $                $12,784,415
  Mutual Fund
    Accounts                   456,839                                         14,009,030
  Atlantic Energy, Inc.
    Common Stock                                                 79,922            79,922

Contributions Receivable
  Employee                       1,093                               39            41,068
  Employer                                                                         14,726

Participant Loans                           1,072,374                           1,072,374
                            __________      _________
Net Assets Available
   for Plan benefits       $   457,932     $1,072,374        $   79,961       $28,001,535













Changes in Net Assets available for Benefits for the year ended December 31, 1996
                            Custom Stable        Equity            Equity          Spectrum
                             Value Fund        Index Fund       Income Fund       Growth Fund
Additions:
  Employer              $   729,779        $                $                 $
  Employee                  745,191          463,230           639,587           117,187

  Investment Income
    Interest - GIC          802,305
    Interest-Loans           27,184           17,842            17,434             6,354
    Dividends                                154,786           456,017            81,647
    Net Appreciation
        of Investments                          651,264           724,012            80,605

  Interfund
    transfers            (2,555,268)         724,208           868,530           240,981

TOTAL ADDITIONS            (250,809)       2,011,330         2,705,580           526,774

Deductions
  Distributions
    to Participant         (822,487)         (65,201)         (123,936)           (2,531)
  Administrative Fees
                             (1,827)            (713)           (1,226)             (252)
TOTAL DEDUCTIONS           (824,314)         (65,914)         (125,162)           (2,783)

Increase in
  net assets             (1,075,123)        1,945,416        2,580,418           523,991

Net assets available
  for plan benefits,
  1/1/96                 13,888,184         2,942,986        4,934,455           650,941
Net assets available
  for plan benefits,
  12/31/96              $12,813,061        $4,888,402       $7,514,873        $1,174,932

/TABLE

Changes in Net Assets available for Benefits for the year ended December 31, 1996 (continued)
                          Int'l               Loan        Atlantic Energy
                           Stock Fund            Fund             Stock             Total

Additions:
  Employer                 $               $                  $               $   729,779
  Employee                   57,793                              2,002          2,024,990

  Investment Income
    Interest - GIC                                                                802,305
    Interest-Loans            2,061               751              191             71,817
    Dividends                12,204                              4,776            709,430
    Net Appreciation
      of Investments         48,599                             (4,611)         1,499,869

    Interfund
      transfers             203,206           440,733           77,610               -0-
                            _______           _______           ______           _________
TOTAL ADDITIONS             323,863           441,484           79,968          5,838,190

Deductions
  Distributions
    to Participant          (55,778)          (23,802)                         (1,093,735)
  Administrative Fees           (25)          ________              (7)            (4,050)
TOTAL DEDUCTIONS            (55,803)          (23,802)              (7)        (1,097,785)

Increase in
  net assets                268,060           417,682           79,961          4,740,405

Net assets available
  for plan benefits,
  1/1/96                    189,872           654,692            -0-           23,261,130
Net assets available
  for plan benefits,
  12/31/96                 $457,932        $1,072,374         $ 79,961        $28,001,535

/TABLE

Net assets available for plan benefits, and changes therein, are presented below for each participant-directed investment fund for the year ended December 31, 1995:

                                                   (In Dollars)

Net Assets available for Plan Benefits as of December 31, 1995
                    Custom Stable         Equity          Equity           Spectrum
                      Value Fund        Index Fund      Income Fund       Growth Fund
Investments
  Common Collective
    Trust             $13,858,871       $                $                 $
  Mutual Fund
    Accounts                             2,935,161        4,923,465           649,468

Contributions Receivable
  Employee                 15,869            7,825           10,990             1,473
  Employer                 13,444

Participant Loans        ________        _________        _________         _________

Net Assets Available
  for Plan benefits   $13,888,184       $2,942,986       $4,934,455        $  650,941


/TABLE

Net Assets available for Plan Benefits as of December 31, 1995 (continued)


                                 Int'l                Loan
                             Stock Fund            Fund               Total
Investments
  Common Collective
    Trust                   $                 $                 $13,858,871
  Mutual Fund
    Accounts                    189,339                           8,697,433


Contributions Receivable
  Employee                          533                              36,690
  Employer                                                           13,444

Participant Loans                                654,692            654,692
                             __________         ________            _______
Net Assets Available
  for Plan benefits         $   189,872       $  654,692        $23,261,130












                                                       SCHEDULE I

ATLANTIC ELECTRIC
  401(K) SAVINGS AND INVESTMENT PLAN - B

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996

Transactions or series of transactions in excess of 5% of the market value of plan assets:

Units or     Description of                      Market         Net Gain
 Shares       Investment           Cost           Value         or (Loss)

Purchases:
            T. Rowe Price
            Custom Stable
               Value Fund           $2,845,565

            T. Rowe Price
            Equity Index Fund     1,950,344

            T. Rowe Price
            Equity Income Fund    2,273,394

            T. Rowe Price
            International
            Stock Fund              912,392

            T. Rowe Price
            Spectrum
            Growth Fund             829,633

Sales:
            T. Rowe Price
            Custom Stable
            Value Fund             3,920,021      $3,920,021    $   -0-

            T. Rowe Price
            Equity Index Fund        597,395         658,307     60,912

            T. Rowe Price
            Equity Income Fund       361,121         419,300     58,179

            T. Rowe Price
            International
            Stock Fund            679,499        693,491     13,993

            T. Rowe Price
            Spectrum
            Growth Fund           384,020        387,512      3,492





                                                        Schedule II


ATLANTIC ELECTRIC
  401(K) SAVINGS AND INVESTMENT PLAN - B

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996


                     Description of
                       Investment          Cost             Current Value

Custom Stable
 Value Fund                GIC          $12,784,415           $12,784,415

Equity Index Fund      Mutual Fund        3,811,100             4,878,462

Equity Income Fund     Mutual Fund        6,205,543             7,501,536

Spectrum Growth Fund   Mutual Fund        1,083,520             1,172,193

International
 Stock Fund            Mutual Fund          420,185               456,839

Atlantic Energy, Inc.
   Stock*              Common Stock          84,674                79,722

Participant Loans      Various loans at
                       9%, maturing May
                       1997 through
                       November 2006      1,072,374             1,072,374

TOTAL ASSETS HELD FOR INVESTMENT        $25,461,811           $27,945,541





*Represents a qualified investment in an Employee related security.

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  June 26, 1997  /s/ L. M. Walters
                                       L. M. Walters
                                       Treasurer

                          Exhibit Index


Exhibit No.
23                    Independent Auditors' Consent

                                                         Exhibit 23




INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration Statement No. 333-11683 on Form S-8 of Atlantic Energy, Inc. of our report dated June 17, 1997, appearing in the Annual Report on Form 11-K of Atlantic City Electric Company 401K Savings and Investment Plan - B for the fiscal year ended December 31, 1996.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Parsippany, New Jersey
June 26, 1997